Cannex Announces Financial Results for Second Quarter of Fiscal 2019

Cannex continues with strong operating performance in Washington State

Vancouver, BC, January 2, 2019 – Cannex Capital Holdings Inc. (CSE: CNNX; OTCQB: CNXXF) (“Cannex” or the “Company”), which, through its wholly owned subsidiaries, provides a range of comprehensive and flexible growth options for licensed United States cannabis cultivators, processors, and dispensaries, is pleased to announce financial results for its second fiscal quarter of 2019 (“Q2 2019”) ended October 31, 2018. All financial amounts are in United States dollars. Cannex’s financial results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Financial Highlights
Below outlines the key financial metrics for Cannex’s Q2 2019. A more detailed discussion can be found in the Company’s financial statements and MD&A filed on www.sedar.com. The comparable second quarter of 2018 fiscal period is July 1, 2017 to September 30, 2017 (referred to as the “comparative period”).

Revenues
Revenues increased 223% to $3,051,502 in Q2 2019, compared to $1,810,673 for the comparative period. Revenue was generated primarily by way of packaging sales and rental income.

Net Income
Income for the period was $696,746 for Q2 2019, as compared to a loss of $815,188 for the comparative period.

Adjusted EBITDA
Adjusted EBITDA was $1,039,270 for Q2 2019, as compared to $1,139,214 for the comparative period.

Adjusted EBITDA is a non-GAAP financial measures and accordingly they are not earnings measures recognized by IFRS and do not carry standard prescribed significance. Moreover, our method for calculating Adjusted EBITDA may differ from that used by other companies using the same designation. We caution readers that Adjusted EBITDA should not be substituted for determining net income (loss) as an indicator of operating results or as a substitute for cash flows from operating and investing activities.

Management Discussion & Recent Developments
Please refer to Cannex’s “Management’s Discussion and Analysis: Three Months Ended October 31, 2018” for a comprehensive overview.

“Cannex is pleased with another quarter of good topline results driven by continuing strong performance of our Washington State operations,” said Anthony Dutton, CEO of Cannex. “Washington is a critical component to our long-term strategy and forms the underpinnings of our operational template that we will leverage as Cannex expands into additional jurisdictions as a part of our recently announced business combination with 4Front Holdings.”

In November Cannex signed a binding letter agreement with 4Front Holdings, LLC (“4Front”) pursuant to which 4Front has agreed to combine with Cannex in an all-stock transaction (the “Transaction”). The transaction is subject to final due diligence and the execution of a definitive acquisition agreement which will supersede the letter agreement, the receipt of applicable corporate approvals, and other regulatory and/or governmental approvals. There can be no assurance that the transaction will complete as proposed or at all.

The resulting company will encompass proven management and operational skills in large-scale indoor cultivation, the manufacturing and branding of infused products, edibles and other derivative products, and proven retail operations. The combined company will have strong business development complemented by regulatory and compliance experts and will own, operate or manage six existing cultivation and production facilities in Washington, Illinois and Massachusetts and five retail operations in Illinois, Massachusetts, Maryland, and Pennsylvania.

Cannex Capital	www.cannexcapital.com	info@cannexcapital.com	604 628 9338

Also in November, Cannex secured and closed a US$32 million investment from Gotham Green Partners, LLC (“GGP”), a leading and influential investor in the global cannabis investment sector. The use of proceeds is to support Cannex’s multi-state expansion objectives and the retirement of existing debt.

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full-line cannabis producer/processors.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of Cannex, developments with respect to legislative developments in the United States, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward- looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.